Exhibit 99.(c)(viii)

Confidential, Preliminary & Highly Illustrative for Discussion Purposes Materials for the Special Committee Goldman Sachs & Co. LLC February 8th, 2026 Goldman Sachs does not provide accounting, tax, or legal advice. Notwithstanding anything in this document to the contrary, and except as required to enable compliance with applicable securities law, you (and each of your employees, representatives, and other agents) may disclose to any and all persons the US federal income and state tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to you relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind.

1 Confidential, Preliminary & Highly Illustrative for Discussion Purposes Forms of Response to a Potential Proposal Potential Reaction #1: Reduction or Little to No Improvement — Response tone can be negative or disappointed — “You are aware of our forecast and what that implies” — “This proposal puts us in a very difficult position as it relates to making a decision on next steps” — “Do you now have a different view of our management forecast that you approved this past fall?” — “What is the path to improve your proposal from here?” — “We are surprised to see [effectively] no improvement given the extensive diligence conducted. Are there any diligence findings that made it difficult to increase the proposal?” Potential Reaction #2: Marginal Improvement — Tone shifts to neutral — “Thank you for your revised proposal – we recognize the significant amount of work your team has done to date” — “We will give this serious consideration, but of course you know our Board-approved projections and the value implications of those” — “What further diligence would you need to see additional value and improve your proposal?” — “Are there areas of risk to the forecast that are limiting the Consortium in seeing additional value?” — “How do you think about timeline and remaining diligence?” Potential Reaction #3: Significant Improvement — Response tone shifts to positive — “We appreciate the focused and efficient diligence process that your team has run” — “We see that you are making every effort to put forth an improved proposal” — “How do you think about timeline and remaining diligence?” Regardless of proposal, remain non-committal to next steps and note that you will review their formal proposal with your advisors and come back to them promptly to discuss feedback on their proposal and next steps